UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-42596

MASTERBEEF GROUP

(Exact name of registrant as specified in its charter)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On May 14, 2025, Dominari Securities LLC, as the representative of the underwriters of the initial public offering of MasterBeef Group (the “Company”) partially exercised its over-allotment option to purchase an additional 155,000 ordinary shares of the Company at the public offering price of US$4.00 per share (the “Option”) for gross proceeds of $620,000. The closing for the sale of the over-allotment shares took place on May 16, 2025.

A copy of the press release announcing the underwriters’ exercise of the Option is attached as Exhibit 99.1 and incorporated herein by reference.

The press releases shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Exhibits

99.1	Press Release dated May 16, 2025, announcing the exercise of the over-allotment option.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2025	Masterbeef group

	By:	/s/ Ka Chun Lam
	Name:	Ka Chun Lam
	Title:	Chief Executive Officer

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